UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Harmony Biosciences Holdings, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

413197104
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 9

CUSIP No. 413197104	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
venBio Global Strategic Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,504,624

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,504,624

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,504,624

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 413197104	Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,504,624

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,504,624

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,504,624

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 413197104	Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP II, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,504,624

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,504,624

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,504,624

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 413197104	Page 5 of 12 Pages
1	NAMES OF REPORTING PERSONS
Robert Adelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,504,624

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,504,624

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,504,624

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 413197104	Page 6 of 12 Pages
1	NAMES OF REPORTING PERSONS
Corey Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,504,624

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,504,624

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,504,624

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 413197104	Page 7 of 12 Pages
Item 1(a).	Name of Issuer

Harmony Biosciences Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

630 W. Germantown Pike, Plymouth Meeting, PA 19462

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	venBio Global Strategic Fund II, L.P. (“Fund II”);
ii)	venBio Global Strategic GP II, L.P. (“General Partner II”);
iii)	venBio Global Strategic GP II, Ltd. (“GP Ltd. II”);
iv)	Robert Adelman (“Mr. Adelman”); and
v)	Corey Goodman (“Mr. Goodman”).

This Statement relates to Shares (as defined herein) directly beneficially owned by Fund II. General Partner II is the sole general partner of Fund II, and GP Ltd. II is the sole general partner of General Partner II. Mr. Adelman and Mr. Goodman are directors of GP Ltd. II (collectively, the “Directors”). Accordingly, each of General Partner II, GP Ltd. II, and the Directors may be deemed to indirectly beneficially own the Shares reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158.

Item 2(c).	Citizenship

Each of Fund II and General Partner II is a Cayman Islands exempted limited partnership. GP Ltd. II is a Cayman Islands exempted company. Each of the Directors is a United States citizen.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.00001 value per share (the “Shares”)

Item 2(e).	CUSIP Number

413197104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership

Item 4(a)	Amount Beneficially Owned

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 3,504,624 Shares.

CUSIP No. 413197104	Page 8 of 12 Pages

Item 4(b)	Percent of Class

The percentages set forth in row 11 are based on 56,889,111 Shares outstanding as reported in the Issuer’s Form 10-Q, filed on November 12, 2020.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such securities except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 413197104	Page 9 of 12 Pages
EXHIBIT INDEX

Ex.		Page No.

1	Joint Filing Agreement	11

2	Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.	12

CUSIP No. 413197104	Page 10 of 12 Pages
SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021
VENBIO GLOBAL STRATEGIC FUND II, L.P.

By:	VENBIO GLOBAL STRATEGIC GP II, L.P.
General Partner

By:	venBio Global Strategic GP II, Ltd.
General Partner
By:	*
Director

VENBIO GLOBAL STRATEGIC GP II, L.P.

By:	VENBIO GLOBAL STRATEGIC GP II, LTD.
General Partner

By:	*
Director

VENBIO GLOBAL STRATEGIC GP II, LTD.

By:	*
Director
*
Robert Adelman
*
Corey Goodman

*By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Schedule 13G was executed by David Pezeshki on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 413197104	Page 11 of 12 Pages
 EXHIBIT 1
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Harmony Biosciences Holdings, Inc. dated as of February 16, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 16, 2021

VENBIO GLOBAL STRATEGIC FUND II, L.P.

By:	VENBIO GLOBAL STRATEGIC GP II, L.P.
General Partner

By:	venBio Global Strategic GP II, Ltd.
General Partner
By:	*
Director

VENBIO GLOBAL STRATEGIC GP II, L.P.

By:	VENBIO GLOBAL STRATEGIC GP II, LTD.
General Partner

By:	*
Director

VENBIO GLOBAL STRATEGIC GP II, LTD.

By:	*
Director
*
Robert Adelman
*
Corey Goodman

*By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Agreement was executed by David Pezeshki on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 413197104	Page 12 of 12 Pages
EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints David Pezeshki his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer, member or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of February, 2017.

/s/ Robert Adelman
Robert Adelman

/s/ Corey Goodman
Corey Goodman